As filed with the Securities and Exchange Commission on May 11, 2006

Registration File Number: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FEDERAL TRUST CORPORATION

(Exact name of registrant as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

59-2935028

(IRS Employer Identification No.)

312 W. First Street, Sanford, Florida 32771

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James V. Suskiewich

President and Chief Executive Officer

312 W. First Street

Sanford, Florida 32771

(407) 323-1833

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies requested to:

A. George Igler, Esq. or Richard L. Pearlman, Esq. Igler & Dougherty, P.A. 2457 Care Drive Tallahassee, Florida 32308 Telephone: (850) 878-2411 Facsimile: (850) 878-1230	Peter H. Ehrenberg, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 Telephone: (973) 597-2500 Facsimile: (973) 597-2400

From time to time, after this Registration Statement becomes effective

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the securities Act, check the following box. ☐

If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 314(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	850,000 shares	$12.07	$10,259,500	$1,097.77

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the common stock, $11.98 and $12.15, respectively, as reported by the American Stock Exchange on May 9, 2006.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(A), may determine.

PRELIMINARY

PROSPECTUS

FEDERAL TRUST CORPORATION

850,000 SHARES OF COMMON STOCK

Certain shareholders of Federal Trust Corporation are offering for sale from time to time up to 850,000 shares of Federal Trust Corporation common stock under this prospectus. These shares were purchased by the selling shareholders from Federal Trust Corporation in a private placement held in April 2006.

Federal Trust Corporation will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Federal Trust Corporation’s common stock is traded on the American Stock Exchange under the symbol “FDT.” On May 9, 2006, the closing price for the common stock as reported on the American Stock Exchange was $12.15 per share.

YOU SHOULD CONSIDER, AMONG OTHER THINGS, THE INFORMATION SET FORTH IN “ RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE SHARES OF COMMON STOCK OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May ____, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Federal Trust Corporation filed with the Securities and Exchange Commission. It provides you with a general description of the securities offered. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these statements from the use of words such as may, will, estimate, project, believe, intend, anticipate, expect, should, seeks, pro forma and other similar expressions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause actual results to differ materially include the risks and uncertainties discussed in the “Risk Factors” section as well as continued success of Federal Trust Corporation’s business strategy, general economic conditions, economic conditions in the communities where Federal Trust Corporation’s offices are located, the ability and willingness of borrowers to repay loans, the monetary policies of the Federal Reserve, changes in interest rates, inflation, and changes in the state and federal regulations applicable to Federal Trust Corporation’s operations. When used herein, the terms “us,” “we,” or “our” shall refer to Federal Trust Corporation and its subsidiaries.

SUMMARY

Federal Trust was organized in February 1989 for the purpose of becoming the unitary savings and loan holding company of Federal Trust Bank (the “Bank”), a federally-chartered stock savings bank. Federal Trust has two operating subsidiaries, the Bank and Federal Trust Mortgage Company (the “Mortgage Company”). The Mortgage Company and the Bank are collectively referred to as the “Subsidiaries.” Our corporate headquarters are located at 312 West 1st Street, Suite 110, Sanford, Florida 32771 and our telephone number is (407) 323-1833. Our administrative and operations offices are also housed in Sanford, Florida.

The Offering

Common Stock Offered	850,000 shares of common stock, held by certain of our shareholders who acquired the stock in a private placement in April 2006.

Price of Common Stock	The shareholders may sell their stock at market prices, at prices related to market prices, or at negotiated prices.

Use of Proceeds	The selling shareholders will receive all of the proceeds of their sales. See “Use of Proceeds.”

Risk Factors

Before investing in our common stock, you should carefully consider the information in the “Risk Factors” Section beginning below.

RISK FACTORS

Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus and in our Securities and Exchange Commission filings referenced on page 9 (including the Risk Factors contained in such filings), the following factors relating to us and our common stock should be carefully considered in deciding whether to invest in our common stock.

Risks Related to Our Business

Our growth strategy may not be successful

As a strategy, we have sought to increase the size of our franchise through branch expansion and rapid growth, aggressively pursuing business development opportunities. We have publicly announced plans to open four additional branches. No assurance can be provided that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and in expanding our asset base, while managing the costs and implementation risks associated with this growth strategy. There also can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Losses from loan defaults may exceed the allowance we establish for that purpose, which may have a material adverse effect on our business

If a significant number of loans are not repaid, it would have a material adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in our loan portfolio. The allowance for loan losses reflects our management’s best estimate of possible losses in our loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in our loan portfolio, composition and growth of our loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may materially adversely affect our earnings.

If real estate values in our target markets decline, our loan portfolio would be impaired

A significant portion of our loan portfolio consists of mortgages secured by real estate located in our primary market areas of Orange, Seminole and Volusia Counties, and to a lesser extent, Lake, Osceola and Flagler Counties. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

If we lose key employees, our business may suffer

Our success is largely dependent on the personal contacts of our officers and employees in our market areas. If we lose key employees, temporarily or permanently, our business could be negatively impacted. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel, including our Chief Executive Officer and President James V. Suskiewich, our Chief Financial Officer Gregory E. Smith, and our Subsidiary Presidents, Stephen C. Green and Thomas P. Spatola. We have entered into an employment agreement with our Chief Executive Officer and President James V. Suskiewich and Severance Agreements with five of our other key executive officers (including Messrs. Smith, Spatola and Green), which contain standard non-competition provisions to help alleviate some of this risk.

The strong competition our Subsidiaries face may limit their asset growth and profitability

Our primary market areas are in the urban areas in Orange, Seminole and Volusia County, and to a lesser extent, Lake, Osceola and Flagler Counties in Florida. The banking business in these areas is extremely competitive, and the level of competition facing us following our expansion plans may increase further, which may limit our asset growth and profitability. Our Subsidiaries experience competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within our market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If adverse economic conditions in our target markets exist for a prolonged period, our financial results could be adversely affected

Our success will depend in large part on economic conditions in East Central and Southwest Florida. A prolonged economic downturn or recession in these markets could increase our nonperforming assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause an economic dislocation or recession, including adverse developments in the industries in areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or terrorist activities.

Federal Trust and our Subsidiaries operate in an environment highly regulated by state and federal government; changes in banking laws and regulations could have a negative impact on our business

As a unitary savings and loan holding company, Federal Trust is regulated primarily by the Office of Thrift Supervision. Our Subsidiaries are also regulated by the OTS, the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. Federal and various state laws and regulations govern numerous aspects of our operations and the operations of our Subsidiaries, including:

•	Capital and financial condition requirements;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by us and our Subsidiaries. Following such examinations, Federal Trust may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations, based on information available to them at the time of their respective examination.

All of Federal Trust Bank’s stock is pledged under a line of credit agreement

Federal Trust, as the sole holder of the Bank’s outstanding stock, has pledged the Bank’s stock in its entirety, as security for the extension of a line of credit. Although we currently have no balance on this line, this credit arrangement could impair our ability to borrow other funds, which could inhibit our ability to fund future growth. The Bank’s stock constitutes a significant portion of Federal Trust’s assets, therefore, in the event that Federal Trust defaults on the payments of this line of credit, we may be forced to transfer some or all of the Bank’s stock to satisfy the debt on the line of credit, which would result in the Bank no longer being a subsidiary of Federal Trust.

Changes in interest rates can have an adverse effect on our profitability

Federal Trust’s earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest earning assets such as loans and investment securities and interest expense paid on interest bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged changes in market interest rates could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

Investors may face dilution resulting from the issuance of our common stock in the future

We have the power to issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain capital through the issuance of additional shares of our common stock or other securities, subject to limitations imposed by the American Stock Exchange and the OTS. There can be no assurance that such shares will be issued at prices or on terms better than or equal to the terms obtained by our current shareholders. The issuance of any additional shares of our common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuances of additional shares of our common stock will reduce the proportionate ownership and voting power of our existing shareholders and could cause the market price of our common stock to decline.

We may need additional capital in the future and this capital may not be available when needed or at all

We may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot assure you that such financing will be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

There are substantial regulatory limitations on ownership of our common stock and changes of control

With certain limited exceptions, Federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise to direct our management or our policies without prior notice or application to and the approval of the OTS.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the American Stock Exchange, and our price may fluctuate in the future

Although our common stock is listed for trading on the American Stock Exchange, the trading market in our common stock has substantially less liquidity than the average trading market for some of the companies quoted on the American Stock Exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could materially adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our Articles of Incorporation, Bylaws and Florida law may inhibit a takeover, which may cause a decline in the value of our stock

Provisions of our Articles of Incorporation, Bylaws and Florida law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our shareholders. Certain super-majority voting requirements in our Articles of Incorporation, together with the advance notice requirements in our Bylaws, the express prohibition in our Bylaws on shareholders taking action by written consent and certain statutory provisions under Florida law to which we are subject, may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock.

SELECTED FINANCIAL DATA

CONSOLIDATED FINANCIAL HIGHLIGHTS

($ in thousands, except per share amounts)

	2005	2004	2003	2002	2001
AT YEAR END:
Total assets	$735,416	$603,131	$468,198	$368,054	$306,481
Loans, net	630,827	521,331	398,401	308,598	264,187
Investment Securities	50,080	41,172	33,615	21,520	13,948
Deposits	471,062	404,116	314,630	278,531	225,400
Stockholders’ Equity	44,141	39,387	26,457	25,039	18,531
Book value per share	5.33	4.97	4.05	3.80	3.43
Shares outstanding	8,277,554	7,942,438	6,526,215	6,591,338	5,409,449
Equity-to-assets ratio	6.00%	6.53%	5.65%	6.80%	6.05%
Number of offices	6	6	6	3	2
Number of employees	87	72	74	67	61

FOR THE YEAR:

Interest income	$33,977	$24,609	$20,921	$19,452	$19,950
Interest expense	19,336	10,851	9,750	10,971	13,272
Net interest income	14,641	13,758	11,171	8,481	6,678
Provision for loan losses	650	1,180	650	445	540
Net interest income after provision for loan losses	13,991	12,578	10,521	8,036	6,138
Other income	2,533	2,391	2,358	2,400	2,383
Other-than-temporary impairment	—	1,055	—	—	—
Other expenses	9,791	9,334	8,826	7,339	6,538
Net earnings	4,436	3,089	2,777	2,059	1,267
Basic earnings per share	0.55	0.44	0.42	0.34	0.25
Diluted earnings per share	0.54	0.43	0.42	0.34	0.25

Average common shares outstanding	8,107,277 *	7,082,421 *	6,548,957 *	5,991,155	5,060,450

Return on average assets	0.66%	0.59%	0.64%	0.63%	0.47%
Return on average equity	10.70%	9.80%	10.79%	9.45%	7.40%
Net interest margin	2.30%	2.80%	2.73%	2.71%	2.58%
Yield on earning assets	5.34%	5.01%	5.12%	6.22%	7.70%
Costs of interest bearing liabilities	3.09%	2.23%	2.43%	3.70%	5.39%
Average equity to average assets ratio	6.16%	6.02%	5.95%	6.68%	6.30%
Dividend payout ratio	24.03%	20.36%	11.81%	—	—
Dividends per share	$0.13	$0.09	$0.05	—	—
Allowance for loan losses as a percent of loans, net	0.71%	0.74%	0.70%	0.68%	0.67%

OUR BUSINESS

Our primary business is conducted through the Bank, which was founded in 1987. As of December 31, 2005, we had total assets of $735.4 million, total deposits of $471.1 million, net loans of $630.8 million and total stockholders’ equity of $44.1 million. We provide a full range of banking products to consumers and small businesses in East Central Florida, from our seven full-service banking locations in Seminole, Orange and Volusia Counties. In the next 18 months, we intend to open four additional full-service branches in our existing markets and in neighboring Flagler and Lake Counties.

In 2001, we initiated a strategy to emphasize a community business banking model by increasing low cost deposits and the origination of residential and commercial loans in our market areas. Since initiating this strategy, we have:

•	Reached total assets of $735.4 million at December 31, 2005, representing growth of 140% since December 31, 2001, when total assets totaled $306.5 million.

•	Increased net loans by 139% to $630.8 million at December 31, 2005, comprising 86% of total assets at both December 31, 2005 and December 31, 2001.

•	Increased commercial loans by 191% to $155.3 million at December 31, 2005, comprising 24% of the total loan portfolio, compared to 20% of total loans at December 31, 2001.

•	Increased total deposits by 109% to $471.1 million, at December 31, 2005, from $225.4 million at December 31, 2001.

•	Increased our low cost deposits, consisting of demand, money market and savings accounts, by 262% to $147.7 million at December 31, 2005. These low-cost deposits represented 31% of total deposits at the end of 2005, compared to 18% of total deposits at the end of 2001.

•	Maintained a strong credit culture and disciplined underwriting standards, resulting in low net charge-offs and non-performing assets.

•	Established our local identity in the communities we serve, as customers looking for personalized service and “hometown” banking have recognized our brand of service delivery.

Subsidiaries

Federal Trust Bank is chartered as a Federal stock savings bank and is primarily engaged in the business of obtaining funds in the form of customer deposits and Federal Home Loan Bank advances and investing such funds in permanent loans on residential and commercial real estate and, secondarily in various types of commercial, construction and consumer loans and in investment securities. The Federal Deposit Insurance Corporation insures through the Deposit Insurance Fund, all depositors of the Bank up to $100,000 in accordance with the rules and regulations of the FDIC. The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision and the FDIC, which is intended primarily for the benefit of depositors.

Federal Trust Mortgage Company was formed in May 2005 as a wholly-owned subsidiary of Federal Trust. The Mortgage Company commenced operations in January 2006, to provide residential loan products for customers of the Bank, to produce mortgage loans to be sold to third party purchasers, to buy and sell mortgages in the secondary market and to service the residential loan portfolio of the Bank. When the Mortgage Company commenced operations, the mortgage origination and servicing staff of the Bank were transferred to the Mortgage Company.

Federal Trust Statutory Trust I was formed in September 2003, for the sole purpose of issuing $5,000,000 of trust preferred securities. In accordance with Financial Accounting Standards Interpretation No. 46 “Consolidation of Variable Interest Entities” (as revised December 2003), Federal Trust accounts for the Statutory Trust under the equity method of accounting.

Strategy

Our operating strategy has been and continues to be focused on building a strong community bank branch network serving East Central Florida with competitive deposit products, which fund the origination and acquisition of residential mortgage loans and the expansion of our commercial real estate loan portfolio. Residential loans are typically secured by a first mortgage on a dwelling and commercial loans are secured by real estate located and operated primarily in our market area and, where appropriate, by the working assets of the borrower (such as accounts receivable, inventory, and equipment). We also provide loans to consumers secured by the equity in their homes.

Our lending activities are funded through core deposit generation fostered by branch expansion, borrowings from the FHLB, and in the secondary markets when rates are favorable. To the extent possible, we attempt to control interest rates paid on deposits; however, outside factors such as economic, environmental, competitive and liquidity needs will have an effect on the cost of deposits. Our principal sources of earnings are interest on loans, securities, and overnight deposits, fees on checking and loan accounts and sales of loans and investments held for sale. Our principal expenses are interest paid on deposits and other borrowings, personnel and other operating expenses.

Market Area and Competition

As of March 24, 2006, we have seven full-service branch offices located in Sanford, Winter Park, New Smyrna Beach, Casselberry, Deltona, Orange City and Lake Mary, Florida. Sanford, which is located approximately 20 miles northeast of downtown Orlando, is the second largest city in Seminole County and is the county seat. Winter Park is located 13 miles southeast of Sanford and approximately seven miles northeast of downtown Orlando. The greater metropolitan Orlando area encompasses Orange, Seminole, Lake, and Osceola Counties in Central Florida. The total population of the four Counties is estimated at 1.95 million, with nearly 75% in Orange and Seminole Counties. The Casselberry and Lake Mary branches are located in Seminole County between our Sanford and Winter Park Offices. The New Smyrna Beach is located in Volusia County on the Atlantic Ocean, approximately 33 miles northeast of our Sanford office and 15 miles south of Daytona Beach, Florida. Deltona and Orange City are both located in the Western part of Volusia County along the Interstate 4 corridor between Orlando and Daytona Beach.

Our primary market area is Orange, Seminole and Volusia, and to a lesser extent, Lake, Osceola and Flagler Counties. Although best known as a tourist destination, with over 20 million visitors a year, the Central Florida area has become a center for industries such as aerospace and defense, electro-optics and lasers, computer simulated training, computer networking and data management. In addition, motion picture production, professional and amateur sports, and distribution makes the local economy more diverse each year. Many companies, including some in the Fortune 500, have chosen the greater Orlando area as a base for corporate, regional, and divisional headquarters, the most recent relocation being The Home Depot Supply, a division of The Home Depot.

The area is also home to the University of Central Florida with an enrollment of approximately 44,000, one of the fastest growing schools in the state university system, as well as Valencia Community College and Seminole Community College whose combined enrollment exceeds 85,000. Winter Park is home to Rollins College, the oldest college in Florida, founded in 1885. In addition, Stetson University, Florida’s first private university is located in Volusia County.

Flagler County, located along the Atlantic coast between Daytona Beach and Jacksonville, is one of the nation’s fastest growing counties, with population growth over the last five years estimated at approximately 46%. The largest city in Flagler County is Palm Coast, where nearly two-thirds of the county’s population resides and also had population growth of approximately 46% between 2000 and 2005. We plan to open a full service branch office in Palm Coast in early-2007.

Eight of the Bank’s 11 existing or pending locations are in communities with average household income above the state average. Two of those communities, Winter Park and Lake Mary, are projected to have average household income of more than $100,000 in 2010, with incomes of approximately $124,000 and $105,000, respectively.

We experience substantial competition in attracting and retaining deposits and in lending funds. The primary factors in competing for deposits are customer service, branch locations and interest rates. Direct competition for deposits comes from other savings institutions, commercial banks and nontraditional financial service providers, including insurance companies, consumer finance companies, brokerage houses and credit unions. Additional significant competition for deposits comes from corporate and government securities and money market funds. The primary factors in competing for loans are loan structure, interest rates and loan origination fees. Competition for origination of real estate loans normally comes from other savings institutions, commercial banks, mortgage bankers, insurance companies and real estate investment trusts.

Consolidation within the banking industry, and in particular within Florida, has remained constant over the past several years. As of June 30, 2005, the four largest banking institutions in the state controlled approximately 52% of the bank deposits. In 1995, the four largest institutions controlled less than 29% of the deposits. In the past three years, the three largest financial institutions headquartered in Central Florida have been acquired by institutions headquartered outside of the state. At the same time that we have seen consolidation of local community banks, we have seen seasoned banking executives spearhead the formation of new community banks with aggressive capital and growth plans. Federal Trust is now the largest independent financial institution with headquarters and all of its branch locations in the East Central Florida marketplace.

Lending Activities

General. Our residential lending has traditionally included the origination, purchase and sale of mortgage loans for acquiring or constructing residential real property, primarily secured by first liens on such property. Beginning in January 2006, the residential origination and underwriting functions were transferred to the Mortgage Company. These loans are typically conventional home loans or lot loans which are not insured by the Federal Housing Agency (“FHA”) or partially secured by the Veterans Administration (“VA”). Loans with fixed rates beyond five years are generally sold into the secondary market. Loans with fixed rates of five years or less are generally considered for portfolio. Interest rates for construction loans are tied to the prime rate and float daily during the construction period and are converted to either fixed or adjustable permanent mortgages upon completion. To a lesser extent, we also make home equity loans which generally float daily with the prime rate. Other consumer related loans are savings loans secured by certificates of deposit at an interest rate above the rate paid on the certificate.

Over the past four years, we have increased our attention toward commercial real estate lending and cross marketing of business accounts. Commercial loans are comprised of loans to small businesses secured by real estate used in the enterprise and, where appropriate, the working assets of the business. We also make commercial real estate loans for the acquisition and development of undeveloped land, and income producing properties. Commercial loans are priced on a floating prime rate basis and fixed at repricing intervals not to exceed five years. As a matter of policy, commercial loans are guaranteed by the borrowers’ principals.

Credit Risk. Since our primary business is the origination and acquisition of loans, that activity entails potential credit losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. While guidelines have been instituted and credit review procedures have been put into place to protect us from credit losses, some losses inevitably occur.

Loan Portfolio Composition. Our net loan portfolio, which is total loans plus premiums paid for loans purchased less loans in process, deferred loan origination fees and costs and allowance for loan losses, totaled $630.8 million at December 31, 2005, representing 86% of our total assets at such date. At December 31, 2004, our net loan portfolio was $521.3 million or 86% of our total assets.

Residential mortgage loans, not including construction and lot loans, still comprise the largest group of loans in our loan portfolio, amounting to $400 million or 63% of our total loan portfolio at December 31, 2005, compared to $374.6 million or 71% of our total loan portfolio at December 31, 2004. We offer adjustable rate mortgage (“ARM”) loans with maturities up to 30 years. As of December 31, 2005, approximately 98% of our residential mortgages were ARM loans and 2% of these loans were fixed-rate. Fixed-rate loans are generally underwritten to secondary market standards to ensure liquidity and interest rate risk protection. Residential lot loans amounted to $40.2 million or 6% of our total loans at December 31, 2005. These loans are secured by developed lots ready for construction of single-family homes. At December 31, 2005, residential construction loan commitments, totaling $81.6 million had disbursed balances of $40.4 million or 6% of our net loans. These loans are generally on property throughout Central and Southwest Florida and are underwritten directly to the individuals for their primary or secondary residences. Of our total residential mortgage loan exposure, $45.2 million is located in Southwest Florida, primarily in Cape Coral and Lehigh Acres. The majority of these loans have loan-to-value ratios in excess of 80% and are to borrowers with high credit scores who are in the process of constructing single family homes. In the event that a builder fails to complete construction and the individual borrower defaults, the collateral may not be sufficient to cover the principal of the loans.

At December 31, 2005, commercial real estate secured loans amounted to $71.3 million or 11% of our total loan portfolio. This portfolio includes loans to businesses to finance their office, manufacturing or retail facilities. Commercial land, development and construction loans amounted to $62.7 million or 10% of our total loans. The land loans are generally larger parcels of property held for future development. The development and construction loans include loans for the acquisition and development of both residential and commercial projects. The construction loans are made directly to the builders of single and multi-family homes for pre-sold or speculative units. We also finance the construction of commercial facilities, generally for the owner/operator.

Commercial loans at December 31, 2005, were $21.3 million or 3% of our total loans. These loans are generally secured by the assets of the borrower including accounts receivable, inventory and fixed assets, including company owned real estate and are usually also guaranteed by the owners. Consumer loans, consisting of installment loans and savings account loans at December 31, 2005, were $447,000 or less than 1% of our total loan portfolio.

USE OF PROCEEDS

The selling shareholders will not pay any of the proceeds from the sale of the shares of common stock to Federal Trust Corporation. We expect to incur expenses in connection with this offering in the amount of approximately $80,000 for registration, legal, accounting and miscellaneous fees and expenses. However, we will not pay for expenses related to such things as commissions and discounts of brokers, dealers or agents or the fees and expenses of counsel, if any, for the selling shareholders. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus relates to the offer and sale from time to time by the selling shareholders named in this prospectus of up to 850,000 shares of common stock. The selling shareholders purchased these shares in April 2006 directly from Federal Trust Corporation in a private placement transaction. None of the selling shareholders have served as a director or officer, or had any other material relationship with Federal Trust Corporation within the past three years. Because the issuance of shares in that transaction was not registered with the Securities and Exchange Commission, the selling shareholders were issued “restricted stock.” We are contractually obligated to register this restricted stock pursuant to the terms of a Registration Rights Agreement we have entered into with the selling shareholders.

We are registering the shares to enable the selling shareholders to resell the shares in the public market from time to time or on a delayed basis and to permit secondary trading of the shares after they are sold by the selling shareholders. We are paying for the registration of the securities, but will not pay for the fees and expenses of the selling shareholders, their attorneys or other representatives, nor any selling commissions, brokerage fees or underwriting discounts, related to any resale of the shares. See “Use of Proceeds” and “Plan of Distribution.” We have agreed to provide indemnification for the selling shareholders and their respective officers, directors and controlling persons, against certain liabilities and expenses arising under the securities laws in connection with this offering; provided that the selling shareholders provide customary indemnification to Federal Trust Corporation for information that they provide for inclusion in this prospectus or the registration statement of which it is a part.

The following table sets forth, to the best of our knowledge, information concerning the selling shareholders, the number of shares to be offered and sold by the selling shareholders and the amount of common stock that will be owned by the selling shareholders following the offering (assuming the sale of all shares of common stock being offered) by the selling shareholders. None of the selling shareholders are registered broker-dealers or affiliates thereof.

Selling Shareholder	Ownership of Common Stock Prior to Offering	Number of Shares of Common Stock to be Offered	Ownership of Common Stock After Offering	% of Ownership After Offering
John Sheldon Clark	80,000	80,000	0	0.00
Drake Associates, L.P.(1)	25,000	15,000	10,000	0.11
El Coronado Holdings LLC(2)	80,000	80,000	0	0.00
Fleet Maritime, Inc.(3)	4,368	4,368	0	0.00
GPV LVII, LLC(3)	2,294	2,294	0	0.00
Harvest 2004 LLC(4)	25,000	25,000	0	0.00
Hot Creek Investors, L.P.(5)	175,000	175,000	0	0.00
Moors & Mendon Master Fund LP(6)	175,000	175,000	0	0.00
OZ Global Special Investments Master Fund, L.P.(7)	2,381	2,381	0	0.00
OZ Master Fund, Ltd.(3)	210,957	210,957	0	0.00
Riggs Qualified Partners, LLC(8)	30,000	30,000	0	0.00
Craig White	50,000	50,000	0	0.00

(1)	Voting control over shares owned by this shareholder is held by Alec Rutherfurd.

(2)	Voting control over shares owned by this shareholder is held by Josiah Austin.

(3)	Daniel S. Och, as Senior Managing Member of OZ Management, LLC, the Investment Manager to these shareholders, may be deemed to have voting and/or investment control of the securities held by these shareholders.

(4)	Voting control over shares owned by this shareholder is held by Richard Hortsmann.

(5)	Voting control over shares owned by this shareholder is held by Randall Kinoshita.

(6)	Voting control over shares owned by this shareholder is held by Anton Schutz.

(7)	Daniel S. Och, as Senior Managing Member of Och-Ziff Associates, LLC, the Managing Member of OZ Advisors, LLC, the General Partner of this shareholder, may be deemed to have voting and/or investment control of the securities held by this shareholder.

(8)	Voting control over shares owned by this shareholder is held by Phil Timyan.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions, or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act of 1933.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act of 1933 and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement; or (2) the second anniversary of the effective date of the registration statement covering the shares of common stock to be sold by the selling shareholders.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for Federal Trust Corporation by Igler & Dougherty, P.A., Tallahassee, Florida.

EXPERTS

The consolidated financial statements of Federal Trust Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, included in Federal Trust Corporation’s Annual Reports on Form 10-K and Form 10-KSB, have been incorporated by reference herein in reliance upon the reports of Hacker, Johnson & Smith, P.A., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Federal Trust Corporation has filed a registration statement on Form S-3 with the Securities and Exchange Commission. This prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

In addition, Federal Trust Corporation files annual, quarterly and special current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room

100 F Street, N.E.

Washington, DC 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E. Washington, DC 20549, at prescribed rates. The Securities and Exchange Commission also maintains an Internet world-wide website that contains reports, proxy statements and other information about issuers, including Federal Trust Corporation, who file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the banking regulatory agencies, such other information is superseded by the information in this prospectus. Federal Trust Corporation does not have a designated website; however, its shareholder relations information is contained on a company-wide website at www.federaltrust.com.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. We incorporate by reference into this prospectus the following documents that we have filed with the Securities and Exchange Commission:

SEC Filings (File No. 000-31724)	Period
Current Reports on Form 8-K	Filed on February 1, 2006, February 10, 2006, April 11, 2006, April 17, 2006, April 19, 2006, April 25, 2006, April 26, 2006 and April 27, 2006

Definitive Proxy Statement on Schedule 14A	Filed on April 28, 2006

Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarter ended March 31, 2006

The Description of Securities Contained in the Registration Statement on Form 8-A	Filed June 27, 2003

In addition, all reports that we file pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act, will also be deemed to be incorporated by reference into this prospectus. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about us has been supplied by us.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Marcia Zdanys, Corporate Secretary, Federal Trust Corporation, 312 West 1st Street, Sanford, Florida 32771, Telephone: (407) 323-1833.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.

TABLE OF CONTENTS:

850,000 Shares of Common Stock

FEDERAL TRUST CORPORATION

PRELIMINARY

PROSPECTUS

May __, 2006

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of such expenses will be paid by underwriting discounts and commissions. All of such expenses will be paid by us. We will not, however, pay for expense such as commissions and discounts of brokers, dealers or agents for the fees and expenses of counsel, if any, for the selling shareholders. All of the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$1,098
Accounting fees and expenses	3,000
American Stock Exchange Listing Fee	17,000
Legal fees and expenses	70,000
Miscellaneous	3,902

Total	$95,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under Florida law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty of care or any other duty owed to Federal Trust Corporaiton as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of Federal Trust Corporation or which involves willful misconduct; or

•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Article VI of Federal Trust Corporation’ Bylaws provides that we shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of Federal Trust Corporation, against reasonable expense incurred by him in connection with such defense.

The Bylaws also provide that Federal Trust Corporation is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of Federal Trust Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the board of directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested shareholders.

ITEM 16.	EXHIBITS

The following exhibits are filed with the Securities and Exchange Commission and are incorporated by reference into this Form S-3. The exhibits which are denominated by an (a.) were previously filed as a part of Federal Trust Corporation’s Registration Statement on form SB-1, as effective with the Securities and Exchange Commission on October 7, 1997, Registration No. 333-30883.

(a.)4.1	Specimen Common Stock Certificate

5.1	Opinion of Igler & Dougherty, P.A.

23.1	Consent of Hacker, Johnson & Smith, P.A.

23.3	Consent of Igler & Dougherty, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of the Registration Statement)

ITEM 17.	UNDERTAKINGS

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement;

Provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities at that time be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	The undersigned Registrant hereby undertakes, that, for purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(D) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15[d] of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(C)	The undersigned Registrant hereby undertakes:

(1)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sanford, Florida on May 9, 2006.

FEDERAL TRUST CORPORATION

By:	/s/ James V. Suskiewich
James V. Suskiewich
President, Chief Executive Officer, Director
and Principal Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James V. Suskiewich and Gregory E. Smith and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities indicated May 9, 2006.

Signature	Title	Date

/s/ James V. Suskiewich	President, Chief Executive Officer, Director and Principal Executive Officer	May 9, 2006
James V. Suskiewich

/s/ Samuel C. Certo	Director	May 9, 2006
Samuel C. Certo

Signature	Title	Date

	Director	May 9, 2006
George W. Foster

/s/ Kenneth W. Hill	Director	May 9, 2006
Kenneth W. Hill

/s/ A. George Igler	Director	May 9, 2006
A. George Igler

	Director	May 9, 2006
Eric J. Reinhold

/s/ Gregory E. Smith	Chief Financial Officer, Executive Vice President and Principal Financial Officer	May 9, 2006
Gregory E. Smith